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                            October 5, 2022

       Dr. Keyvan Mohajer
       Chief Executive Officer
       SoundHound AI, Inc.
       5400 Betsy Ross Drive
       Santa Clara, CA 95054

                                                        Re: SoundHound AI, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 19,
2022
                                                            File No. 333-267501

       Dear Dr. Keyvan Mohajer:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. Please disclose on the prospectus cover page the discounted price at which CF Principal
                                                        Investments LLC
("Cantor") will purchase shares under the Common Stock Purchase
                                                        Agreement.
       The Committed Equity Financing, page 39

   2. Your description of the Commitment Shares in the registration statement does not correspond to the
description of these shares in the Common Stock Purchase Agreement that is filed as
Exhibit 10.13. Please advise and file as an exhibit any document that evidences these terms.
We may have further comment.
 Dr. Keyvan Mohajer
SoundHound AI, Inc.
October 5, 2022
Page 2
3. You indicate that Cantor is not obligated to buy any Class A shares under the Purchase
         Agreement if such shares, when aggregated with all other Class A shares beneficially owned by Cantor and its affiliates, would result in it beneficially owning more than 4.99%
         of the company   s outstanding Class A shares. Disclose the purpose of
this limitation.
         Highlight that the 4.99% beneficial ownership cap does not prevent Cantor from selling some or all of the Class A shares it acquires and then acquiring additional shares, and accordingly, Cantor will be able to sell shares in excess of the 4.99% beneficial
         ownership cap while never holding more than 4.99% of the company   s
outstanding Class
         A shares at any given time.
Effect of Sales of Our Shares under the Purchase Agreement on Our Stockholders, page 42

4. Please revise the table on page 43 to include assumed trading prices of your Class A shares that are below your current trading price and at the threshold price of $1.00.
Plan of Distribution (Conflict of Interest), page 116

5. Please clarify how the provisions of Regulation M may prohibit Cantor and any other distribution participants that are participating in the distribution
of the company   s
         securities from:
             engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and
             purchasing shares in the open market while the equity line is in effect.
General

6. Please provide the interim financial statements of Archimedes Tech SPAC Partners Co.
         for the quarter ended March 31, 2022.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Joshua Shainess,
Legal Branch Chief, at 202-551-7951 with any other questions.



FirstName LastNameDr. Keyvan Mohajer                          Sincerely,
Comapany NameSoundHound AI, Inc.
October 5, 2022 Page 2                                        Division of
Corporation Finance
FirstName LastName                                            Office of
Technology